Exhibit 99.1

2021 Corporate Calendar

Amsterdam, February 5, 2021 - Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) announced today that the Fourth Quarter and Full Year 2020 results for Fiat Chrysler Automobiles N.V. (FCA) and Full Year 2020 results for Peugeot S.A. (Groupe PSA) will be released on March 3, 2021.

A live webcast of the presentation as well as the related materials will be accessible on the Group’s corporate website (www.stellantis.com). A conference call is also planned on March 3, 2021. Concurrent with that event, Stellantis will announce release dates for subsequent reporting periods.1

The Annual General Meeting for the approval of Stellantis N.V.’s 2020 financial statements is scheduled for April 15, 20212.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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1 Release dates are expected to fall within forty days from the end of the relevant quarter.
2 For the sole purpose of complying with the requirements of the Instructions pursuant to the Regulation of Borsa Italiana S.p.A., the Company informs that, should the Annual General Meeting resolve a dividend relating to the 2020 financial year, the relevant ex-date would occur in the month of April 2021. This statement is made for the sole purpose of complying with regulatory requirements and cannot be construed as an anticipation regarding any dividend distribution in 2021 or in the following years.

For more information contact:
Claudio D’AMICO: +39 334 7107828 - claudio.damico@stellantis.com
Karine DOUET: +33 6 61 64 03 83 -karine.douet@stellantis.com
Valérie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Shawn MORGAN: +1 248 760 2621 - shawn.morgan@stellantis.com
www.stellantis.com